SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Ryanair Holdings Plc

06 April 2004

Re: Holding in Company


A Letter from The Capital Group Companies, Inc dated 5 April 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 5 April 2004.


Re: Section 67 Notification


Company Secretary:


            Enclosed is a Section 67 Notification date 2 April 2004.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.

For the purposes of this notification an outstanding share balance of 754,316,084 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.


Greg Dickinson
Compliance Associate
The Capital Group Companies, Inc.



A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 2 April 2004.



                       Notification of Interests
                      (Section 67 Companies Act 1990)

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Captial International Limited, pursuant to Section 67 of the Companies Act, 1990.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:
Ordinary Shares (including ADRs)
Number of shares in which the Companies have a notifiable interest:
65,728,791 Ordinary Shares (including ADRs)
Name(s) of registered holder(s):
See Schedule B



As of 2 April 2004

Ryanair Holdings Plc



                                  Number of Shares        Percent of Outstanding

The Capital Group Companies, Inc.    66,728,791                           8.714%
("CG") holdings

Holdings by CG Management Companies
and Funds:

Capital Guardian Trust Company       10,090,900                           1.338%

Capital International Limited        31,382,583                           4.160%

Capital International S.A.           2,820,575                            0.387%

Capital International, Inc.          1,007,688                            0.134%

Capital Research and Management      20,327,065                           2.695%
Company




                                 Schedule A

                 Schedule of holdings in Ryanair Holdings, Plc
                               As of 2 April 2004

                         CAPITAL GUARDIAN TRUST COMPANY

Registered Name                                         Local Shares

Cede & Co                                               7,455,000
55 Water Street
New York, NY 10006

Bank of Ireland                                         325,900
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank plc                                   2,310,000
Stock Exchange and Trust Services
Bank Centre
P.O. Box 512
Ballsbridge
Dublin 4

Total                                                   10,090,900





                                 Schedule B

                         CAPITAL INTERNATIONAL LIMITED

Registered Name                                         Local Shares

State Street Nominees Limited                           134,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               2,412,926
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          1,799,649
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  33,200
Woolgate House
Coleman Street
London
EC2P 2HD

Cede & Co                                               3,315,480
55 Water Street
New York
NY 10006

Citibank London                                         4,500
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       590,400
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         7,776,397
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   4,194,041
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

State Street London Ltd                                 1,273,497
12-13 Nicholas Ln
London EC4N 78N

Mellon Bank                                             215,000
Global Custody Division
1 Mellon Bank Centre Room 1310
Pittsbourgh PA 15252-0001

MSS Nominees Limited                                    255,000
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            580,520

Deutsche Bank AG                                        141,828

HSBC Bank Plc                                           17,800
Securities Services Mariner House
Pepys Street
London EC3N 4DA

Alibank Nominees Limited                                3,318,593
Allied Irish Bank Plc
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

Citibank N.A. (Ireland)                                 1,453,100
ISFC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        2,656,260
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

AIB Custodial Nominees Limited                          307,900

JP Morgan Chase Bank                                    902,472

Total                                                   31,382,563






                                 Schedule B

                           Capital International S.A


Registered Name                                         Local Shares

Cede & Co                                               2,568,135
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        294,740
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A (Dublin)                                   46,300
IFSC House
Custom House Quay
Dublin 1

Total                                                   2,920,575





                                  Schedule B

                           Capital International, Inc

Registered Name                                         Local Shares

Cede & Co                                               593,500
55 Water Street
New York, NY 10006

NorTrust Nominees Limited                               22,200
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         116,200
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

State Street Australia Limited                          30,500
Australia

Alibank Nominees Limited                                225,688
Allied Irish Bank
Stock Exchange and Trust Servcies
Bank Centre P.O. Box 512
Dublin
Ballsbridge

AIB Custodial Nominees Limited                          19,600

Total                                                   1,007,688





                                 Schedule B

                    Capital Research and Management Company


Registered Name                                         Local Shares

Cede & Co                                               19,394,365
55 Water Street
New York, NY 10006

Bank of Ireland                                         413,500
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Ltd                            519,200
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Total                                                   20,327,065


                                   Schedule B

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 April, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director